

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

May 18, 2010

Andrew P. Blocher
Chief Financial Officer
Federal Realty Investment Trust
1626 East Jefferson Street
Rockville, Maryland 20852

   Re: **Federal Realty Investment Trust**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed February 17, 2010
      File No. 001-07533

Dear Mr. Blocher:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEFINITIVE PROXY STATEMENT FILED MARCH 24, 2010

Corporate Governance

Risk Management Oversight, page 9

1. We note that you have described the process that the Board undertook to review your compensation policies and practices. Please tell us the conclusion that the Board reached in determining whether your compensation policies and practices are reasonably likely to have a material adverse effect on the company and the basis for that conclusion.

Composition of the Board, page 11

2.   We note that you have not provided all the information required by Item 407(h) of Regulation S-K, specifically, with respect to your leadership structure and why you believe it is appropriate in light of your specific characteristics or circumstances. Please provide us with sample disclosure that complies with Item 407(h) and confirm that you will include similar disclosure in future filings.

Compensation Discussion and Analysis, page 17

Annual Bonus, page 20

3.   We refer you to your disclosure on page 21 that in making bonus determinations, the compensation committee took into account Mr. Wood's recommendations regarding each individual's contributions. In future filings, please thoroughly describe all factors taken into account by the compensation committee and why that analysis led them to the compensation decision that it did. For example, please disclose the subjective goals each individual had for the year as well as Mr. Wood's evaluation of the named executive officer's ability to meet those goals. Provide us with sample disclosure and confirm that you will provide similar disclosure in future filings.

Certain Relationships and Related Transactions, page 48

4.   We note that you provided Mr. Wood with an interest free loan on his split dollar life insurance policy. Please explain to us why this loan was not included as a related party transaction pursuant to Item 404(a) of Regulation S-K.

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at with any other questions.

Sincerely,

Tom Kluck
Branch Chief